UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         PLATINUM ENERGY RESOURCES INC.
                                (Name of Issuer)

                    COMMON STOCK, $.0001 PAR VALUE PER SHARE

                         (Title of Class of Securities)

                                    727659104

                                 (CUSIP Number)


                                 Mark Nordlicht
                          Platinum Management (NY) LLC
                              152 West 57th Street
                            New York, New York 10019

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               - with a copy to -

                             Eliezer Helfgott, Esq.
                        Sills Cummis Epstein & Gross P.C.
                              One Riverfront Plaza
                            Newark, New Jersey 07102
                                 (973) 643-7000

                                  June 23, 2006
             (Date of Event Which Requires Filing of This Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box.


      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  727659104
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     PLATINUM MANAGEMENT (NY) LLC   (74-3027870)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS *

     WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     NEW YORK
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    2,130,000
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        NONE
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           2,130,000
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    NONE
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,130,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (11) EXCLUDES CERTAIN SHARES *

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON *

     OO
--------------------------------------------------------------------------------


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



                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO  727659104
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     MARK NORDLICHT
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS *

     PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    2,151,000
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        NONE
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           2,151,000
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    NONE
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (11) EXCLUDES CERTAIN SHARES *

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.95%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON *

     IN
--------------------------------------------------------------------------------


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


                                  SCHEDULE 13D



ITEM 1. SECURITY AND ISSUER

      This Schedule 13D relates to the common stock, $.0001 par value per share (the "Common Stock") of Platinum Energy Resources Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer are located at 25 Phillips Parkway, Montvale, New Jersey 96645.


ITEM 2. IDENTITY AND BACKGROUND

      (a) - (c) This Schedule 13D is being filed by Platinum Management (NY) LLC, a New York limited liability company ("PMNY") and Mark Nordlicht, an individual. Mr. Nordlicht is the sole managing member of PMNY. As a result, Mr. Nordlicht may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by PMNY. The business address for PMNY and Mr. Nordlicht is 152 West 57th Street, New York, NY 10019

      (d) - (f) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            In connection with its formation, the Issuer issued an aggregate of 3,250,000 shares of Common Stock, at an average purchase price of approximately $0.0077, of which PMNY purchased 1,922,918 shares of Common Stock. On September 23, 2005, the Issuer's board of directors authorized a stock dividend of ..3846153 of a share of common stock for each outstanding share of common stock, effectively lowering the purchase price to $0.0056 per share. The Issuer's board of directors authorized a four-for-five reverse stock split, which was effected on October 21, 2005, which effectively raised the purchase price to $0.0069 per share (and increasing the number of shares held by the PMNY to 2,130,000). The source of funds for the payment by PMNY for such Common Stock was working capital.

            Mr. Nordlicht directly purchased 21,000 shares of Common Stock on the open market for the aggregate net purchase price of approximately $151,070. An itemized breakdown of the daily transactions from June 23, 2006 through July 10, 2006 is more fully set forth in Item 5 below. The source of funds for the payment by Mr. Nordlicht for such Common Stock was personal funds.


ITEM 4. PURPOSE OF TRANSACTION

            The Reporting Persons acquired the shares of Common Stock for investment purposes. Subject to all applicable legal requirements and the factors referred to below, the Reporting Persons presently intend to purchase from time to time in the open market or privately negotiated transactions additional shares of Common Stock. In determining whether to purchase additional shares of Common Stock, the Reporting Persons intend to consider various factors, including the Issuer's financial condition, business and prospects, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons' ownership of shares of Common Stock, price levels of Common Stock, other business opportunities available to the Reporting Persons, and other general economic, monetary and stock market conditions. In addition, depending upon, among other things, the matters referred to above, the Reporting Persons may determine to dispose of all or a portion of their shares of Common Stock.

            Other than as indicated above, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the following (although the Reporting Persons reserve the right to develop such plans or proposals): (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer, or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of Issuer or any of its subsidiaries; (iii) any material change in the present capitalization or dividend policy of the Issuer; (iv) any other material change in the Issuer's business or corporate structure; (v) any other material changes in the Issuer`s charter or bylaws or other actions which may impede the acquisition of the control of the Issuer by any persons; (vi) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; (vii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (viii) any actions similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

            (a) PMNY is the direct beneficial owner of 2,130,000 shares of Common Stock, representing approximately 11.8% of the outstanding Common Stock (based on the 18,000,000 shares of Common Stock reported to be outstanding in the Issuer's most recent Quarterly Report on Form 10-Q). Mr. Nordlicht is the direct beneficial owner of 21,000 shares of Common Stock, representing approximately 0.1% of the outstanding Common Stock. In addition, by virtue of his position as managing member of PMNY, Mr. Nordlicht may be deemed to be the indirect beneficial owner of the 2,130,000 shares of Common Stock owned by PMNY. Therefore, Mr. Nordlicht may be deemed the beneficial owner of 2,151,000 shares of Common Stock representing approximately 11.95% of the outstanding Common Stock of the Issuer.

            (b) Mr. Nordlicht has the sole power to vote or direct the vote and the sole power to dispose of, or to direct the disposition of, the shares of Common Stock owned by him and by PMNY.

            (c) Within the last 60 days, the following purchases of Common Stock of the Issuer have been effected on the open market by Mr. Nordlicht.

   QUANTITY                  DATE               PRICE                TOTAL
---------------          -------------      ---------------     ----------------
    5,000                 06/23/2006        $7.19               $    35,950.00
    5,000                 06/26/2006        $7.19               $    35,950.00
    2,500                 06/30/2006        $7.19               $    17,975.00
    5,000                 07/03/2006        $7.20               $    36,000.00
    2,500                 07/05/2006        $7.19               $    17,975.00
    1,000                 07/10/2006        $7.22               $     7,220.00


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            Pursuant to a Letter Agreement, dated June 3, 2005, between the Issuer, Casimir Capital LP and Mr. Nordlicht, when the Issuer seeks stockholder approval of a business combination transaction, Mr. Nordlicht has agreed to vote the shares of Common Stock owned by him and by PMNY on such proposal in accordance with the majority of the votes cast by the holders of the shares of Common Stock issued in the Issuer's initial public offering.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

            Exhibit A - Joint Filing Statement

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of July 11, 2006


                                            PLATINUM MANAGEMENT (NY) LLC



                                            By: /s/ Mark Nordlicht
                                               -----------------------
                                            Name:  Mark Nordlicht
                                            Title: Managing Member

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated as of July 11, 2006


                                            /s/ Mark Nordlicht
                                            --------------------------
                                            Name: Mark Nordlicht

                       EXHIBIT A - JOINT FILING AGREEMENT

      In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock of Platinum Energy Resources, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of July 11, 2006.


                                                 PLATINUM MANAGEMENT (NY) LLC




                                                 By: /s/ Mark Nordlicht
                                                     -----------------------
                                                 Name: Mark Nordlicht
                                                 Title: Managing Member


                                                 /s/ Mark Nordlicht
                                                 ---------------------------
                                                 Name: Mark Nordlicht



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